January 25, 2023

John Lee

Valerie J. Lithotomos

Ryan Sutcliffe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprott Funds Trust, File Nos. 333-227545, 811-23382

Dear Messrs. Lee and Sutcliffe and Ms. Lithotomos:

On September 20, 2022, Sprott Funds Trust (“the Trust”) filed Post-Effective Amendment No. 16 to its registration statement on Form N-1A under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”), to register the following new series of the Trust (each, a “Fund” and collectively, the “Funds”):

Sprott Energy Transition Materials ETF

Sprott Junior Copper Miners ETF

Sprott Nickel Miners ETF

Sprott Lithium Miners ETF

Sprott Junior Uranium Miners ETF

On November 1, 2022, Ryan Sutcliffe of the Division of Investment Management provided comments to the registration statement. In response to those comments, the Registrant provided the SEC staff a draft response and revised 485(b) filing (“First Revised Draft Filing”) addressing those comments in a letter dated December 23, 2022. On January 9, 2023, Valerie J. Lithotomos verbally re-issued certain comments, and Registrant provided the SEC staff a further response in a letter dated January 12, 2023, together with a further revised draft 485(b) filing (“Second Revised Draft Filing”).

Subsequently, on January 19, 2023, John Lee and Ms. Lithotomos provided certain additional comments to the Second Revised Draft Filing. Those comments are summarized below and followed with a corresponding response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

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Thompson Hine llp	1919 M Street, N.W.	www.ThompsonHine.com
Attorneys at Law	Suite 700	O: 202.331.8800
	Washington, D.C. 20036-3537	F: 202.331.8330

John Lee

Valerie Lithotomos

Ryan Sutcliffe

January 25, 2023

COMMENTS

Comment 25

Please provide updated drafts of the index methodologies conforming to changes made in the 485(b).

Response

Registrant has provided revised draft methodologies as appendices to this letter.

Comment 26

Each Fund’s principal investment strategy states that the Fund will have at least 80% exposure to the relevant Index. However, disclosures regarding Index composition currently state that the Index itself will have a bucket that may include securities of companies that are not mining companies. Please revise the disclosures to clarify that each Fund will invest at least 80% of its total assets in securities consistent with the strategy under the names rule. Please ensure that conforming changes for each of the Funds are made throughout the filing.

Response

Registrant has updated the relevant disclosures to address the comment. Please see attached revised drafts of the Prospectuses and SAI.

Comment 27

Please ensure that all references to “non-mining activities” are deleted.

Response

References to non-mining activities have been deleted throughout the Prospectuses and SAI. Please see attached revised draft for changes.

Comment 28

As previously noted in Comment 24, please ensure a new Power of Attorney is filed to comply with Rule 483(b).

Response

Registrant will obtain an updated Power of Attorney and will submit it with the Amendment or, alternatively, have each required officer and trustee sign the Amendment and submit the Power of Attorney separately.

Comment 29

Please disclose the meaning of “engaged in trading energy transition materials.”

John Lee

Valerie Lithotomos

Ryan Sutcliffe

January 25, 2023

Response

Registrant has revised the disclosures to remove references to being “engaged in trading in energy transition materials,” “trading nickel” and “trading uranium.” Please see attached revised Prospectuses and SAI. Note that the discussion in the investment strategy has been revised for the three Funds that had referenced energy trading, as follows:

SETM:

The Fund will, under normal circumstances, invest at least 80% of its total assets in securities of the Index. The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets from (i) mining, exploration, development, production, recycling, refining, or smelting of energy transition materials (“Energy Transition Mining Companies”); (ii) investments in energy transition materials that represent all or a significant portion of their assets; (iii) earning energy transition materials royalties; and/or (iv) supplying energy transition materials (together with Energy Transition Mining Companies, “Energy Transition Companies”). The Index generally consists of from 100 to 120 constituents. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in Energy Transition Mining Companies.

URNJ:

The Fund will, under normal circumstances, invest at least 80% of its total assets in securities of the Index. The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets to (i) mining, exploration, development, and production of uranium (“Uranium Mining Companies”); (ii) earning uranium royalties; and/or (iii) supplying uranium (together with Uranium Mining Companies, “Uranium Companies”).

NIKL:

The Fund will, under normal circumstances, invest at least 80% of its total assets in securities of the Index. The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets from (i) mining, exploration, development, or production of nickel (“Nickel Mining Companies’); (ii) investments in nickel that represent all or a significant portion of their assets; and/or (iii) supplying nickel (together with Nickel Mining Companies, “Nickel Companies”). Under normal circumstances, the Fund will invest at least 80% of its net assets, plus the amount of borrowings for investment purposes, in Nickel Mining Companies.

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John Lee

Valerie Lithotomos

Ryan Sutcliffe

January 25, 2023

If you have any questions or additional comments, please call the undersigned at 202-973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Steven Schoffstall
Sprott Asset Management LP

Kimberly Versace, Esq.
Thompson Hine, LLP

Exhibit A

December 23, 2022

John Lee, Esq.

Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprott Funds Trust

File Nos. 333-227545, 811-23382

Dear Mr. Lee:

On September 20, 2022 Sprott Funds Trust (“the Trust”) filed Post-Effective Amendment No. 16 to its registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), to register the following new series of the Trust (each, a “Fund” and collectively, the “Funds”):

Sprott Energy Transition Materials ETF

Sprott Junior Copper Miners ETF

Sprott Nickel Miners ETF

Sprott Lithium Miners ETF

Sprott Junior Uranium Miners ETF

On November 1, 2022, Christopher Bellacicco of the Division of Investment Management provided comments to the registration statement. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

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Thompson Hine llp	1919 M Street, N.W.	www. ThompsonHine.com
Attorneys at Law	Suite 700	Phone: 202.331.8800
	Washington, D.C. 20036-3537	Fax: 202.331.8330

John Lee

December 23, 2022

COMMENTS

Prospectus

Comment 1

Please note that the index performance risk is in a different font for all Funds.

Response

Registrant has revised the index performance risk sections in the Prospectus and SAI so that the language now reads consistently.

Comment 2:

Please mark changes as follows:

■	Complete reproduction of a paragraph, if changed; or

■	A redline of the changes that occur as a result of a comment.

Response:

The changes to the Prospectus and SAI have been made in a redlining format.

Comment 3

We request that you respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, we request that you file a 485 BXT delaying until staff comments are resolved.

Response

Registrant continues to file 485 BXTs and notes that another 485 BXT will be filed on December 15, 2022.

Comment 4

Please fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

Response

Registrant represents that it fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

John Lee

December 23, 2022

Comment 5

Please provide the index methodologies at your earliest convenience. They can be provided via email. Send to John Lee – reference this Fund and this comment. leejohn@sec.gov 202-551-5689.

Response

See attached index methodologies.

Comment 6

Please provide a completed fee table and expense table sufficiently in advance in time for review.

Response

Registrant has completed the fee table and expense table for each Fund in the attached redlined Prospectus.

Comment 7

Please confirm that acquired fund fees and expenses will be 1 basis point or less. Otherwise, please add a separate line for AFFE for Form N-1A.

Response

The Registrant confirms that the AFFE for each Fund is expected to be less than 1 basis point.

Comment 8

Please confirm that there are no expense reimbursement or recoupment arrangements.

Response

The Registrant confirms that none of the Funds will have a reimbursement or recoupment arrangement.

Comment 9

Please explain how stocks with no revenue will be connected in or constitute a reasonable industry tie for names rule purpose. With respect to the first paragraph, Principal Investment Strategies, on page 4 of the Prospectus, please revise (ii) to clarify in disclosure the non-mining activities portion of the sentence. This comment applies to all Funds.

Response

Registrant has added the following disclosure with respect to each Fund in response to the comment:

“Stock issuers without revenue or for which revenue is an inappropriate characteristic may include, but is not limited to, junior mining companies involved in the development and exploration of energy transition materials and exchange traded products (ETPs) that invest all or a significant portion of their assets in energy transition materials.”

John Lee

December 23, 2022

Comment 10

With respect to the second bullet on page 5, please briefly explain in disclosure the index mechanics when the group commodity weight cap is hit.

Response

The second bullet point reference in your comment has been revised to state that at each step, any excess weighting is re-distributed pro rata to each index component that has not already reached a previous weighting cap.

Comment 11

Please state the Funds’ or indexes’ definition of emerging market countries. This comment applies to all Funds.

Response

Emerging markets countries are defined by reference to the MSCI Country Classification Standards. Please see attached redlined Prospectuses for revisions. In addition, a definition has been added for frontier markets countries.

Comment 12

We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Funds NAV, Yield, and total return. Please note that after listing the most significant risks the remaining risks may be alphabetized. This comment applies to all Funds.

Response

The requested revisions have been made to prioritize risks. Please see attached redlined Prospectuses for revisions.

Comment 13

In the next to last paragraph on page 15, please provide the number of index components. A range is acceptable. This comment applies to all Funds.

Response

Each Prospectus has been revised to contain a range of the index components.

Comment 14

Please disclose that purchases and redemptions of creation units primarily with cash rather than in-kind may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses. Please disclose that these costs could be imposed on the ETF and decrease the ETF’s NAV, if not offset by a transaction fee, payable by an authorized participant. This comment applies to all Funds.

John Lee

December 23, 2022

Response

The requested additional disclosures have been added to the Frequent Purchases and Redemptions section of each Fund’s Prospectus.

Comment 15

Due to the potential for representative sampling, please consider whether a management risk is appropriate. This comment applies to all Funds.

Response

Registrant has added additional index management risk to the general index risk disclosures for each Fund. Please see attached redlined Prospectuses for revisions.

Comment 16

With respect to Index Performance Risk on page 18, we note that the Fund has an investment strategy to track an index with significant exposure to non-US companies in emerging markets. Please provide disclosure with respect to the following risks or explain to us why such disclosure would not be appropriate.

1) The potential for errors in index data, computation and or construction if information on non-us companies is unreliable or outdated or if less information about the non-us companies is publicly available due to differences in regulatory accounting auditing and financial record keeping standards.

2) The potential significance of such errors on the Fund’s performance.

3) Limitations on the fund advisor’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing

4) The rights and remedies associated with investments in a Fund that tracks an index comprised of foreign securities may be different than a Fund that tracks an index of domestic securities.

Response

The requested additional disclosures have been added, noting that there are additional risks with tracking indexes that have foreign constituents, particular constituents that are issuers located in emerging and frontier markets. Please see attached redlined prospectuses for revisions.

John Lee

December 23, 2022

Comment 17

For each of the “Miner” named ETFs, please explain how utilizing an index for 80% names rule purposes that includes companies “engaging in other non-mining activities that support the mining industry” is consistent with the term miner and is not misleading.

Response

Non-mining activities may include issuers that invest all or a significant portion of their assets in energy transition materials or that are engaged in the trading of energy transition.

Comment 18

For each Fund with 25% noted in the names rule test under Principal Investment Strategies, please explain how 25% of assets and/or revenues is sufficient for applicable industry tie under the names rule.

Response

The Index methodology has been revised to cap the aggregate weight of securities with assets and/or revenues greater than 25% but less than 50% tied to the nickel industry to 15% of the Fund’s assets.

Comment 19

Under Geographic Investment Risk, revise Australian investment risk because it talks about the Philippines.

Response

The requested revisions to the disclosures have been made. Please see the attached redlined Prospectus for revisions.

Comment 20

At the bottom of page 13, pursuant to Item 9(a) of Form N-1A, please state each Fund’s investment objective. This comment applies to all Funds.

Response

The requested additional disclosures have been made. Please see the attached redlined Prospectuses for revisions.

Comment 21

In the Index Provider discussion, Registrant should include the index license or sub-license agreement to which the Fund is a party as an exhibit to the registration statement as it is considered an “other material contract” under item 28-h. This comment applies to all Funds.

John Lee

December 23, 2022

Response

Registrant will include each index license agreement as an exhibit with the filing of the Amendment.

Comment 22

Please review the language at the top of page 25 and revise for consistency. This comment is relevant to several Funds.

Response

The requested correction to the disclosures has been made for consistency. Please see the attached redlined Prospectus for revisions.

Statement of Additional information

Comment 23

Please explain how the non-fundamental policy interacts with the non-mining aspect of the indexes above. Please also point out to the staff where mining company is defined in each Fund’s prospectus.

Response

The non-fundamental policy referred to in the comment has been revised, including deleting the reference to a definition of mining company in the Prospectus.

Part C

Comment 24

Please ensure a new Power of Attorney is filed to comply with Rule 483(b).

Response

An updated Power of Attorney will be submitted with the Amendment to comply with Rule 483(b).

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John Lee

December 23, 2022

If you have any questions or additional comments, please call the undersigned at 202-973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Steven Schoffstall
Sprott Asset Management LP

Exhibit B

January 12, 2023

Ryan Sutcliffe, Esq.

Attorney-Adviser

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprott Funds Trust

File Nos. 333-227545, 811-23382

Dear Mr. Sutcliffe:

On September 20, 2022, Sprott Funds Trust (“the Trust”) filed Post-Effective Amendment No. 16 to its registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), to register the following new series of the Trust (each, a “Fund” and collectively, the “Funds”):

Sprott Energy Transition Materials ETF

Sprott Junior Copper Miners ETF

Sprott Nickel Miners ETF

Sprott Lithium Miners ETF

Sprott Junior Uranium Miners ETF

On November 1, 2022, you provided comments to the registration statement. In response to those comments, the Registrant provided the SEC staff a draft response and 485(b) filing addressing those comments in a draft letter dated December 23, 2022. See APPENDIX. On January 9, 2023, Valerie J. Lithotomos verbally re-issued certain comments, which are listed below. Each re-issued comment is followed with a corresponding response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

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Thompson Hine llp	1919 M Street, N.W.	www.ThompsonHine.com
Attorneys at Law	Suite 700	O: 202.331.8800
	Washington, D.C. 20036-3537	F: 202.331.8330

Ryan Sutcliffe, Esq.

January 12, 2023

COMMENTS

Prospectus

Comment 9

(a) Please explain how stocks with no revenue will be connected in or constitute a reasonable industry tie for names rule purpose.

(b) With respect to the first paragraph, Principal Investment Strategies, on page 4 of the Prospectus, please revise (ii) to clarify in disclosure the non-mining activities portion of the sentence. This comment applies to all Funds.

(c) In addition, please disclose what is meant by a “junior” company.

Response

(a)          Each Fund’s Prospectus has been revised to more clearly delineate between (i) the constituents in the respective indexes that are designed to meet the SEC’s 80% names rule (“80% bucket”), and (ii) the constituents that make up the remaining 20% of the index (“20% bucket”). With respect to the 80% bucket, each Fund’s prospectus now states that:

“The Fund will, under normal circumstances, invest at least 80% of its total assets in securities of the Index. The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets from …” (emphasis supplied)

With respect to the 20% bucket, each Fund in a bullet point elaborates what investments may make up this bucket. Such constituents may include stocks with no revenue that in the view of the index provider nevertheless have significant ties to the industry the index is tracking. Since such companies fall only within the 20% bucket, the 80% names rule is not implicated; i.e., companies with not ties to the particular index in theory could be included in the 20% bucket including companies with no revenue.

(b)          Registrant has clarified the disclosure in the Principal Investment Strategies describing the index that each Fund seeks to track. In case of each Fund, the Registrant has addressed your comment by deleting the following phrase:

“or engaging in other non-mining activities that support the [        ] mining industry, including, but not limited to, infrastructure and labor costs.”

(c)          What is meant by a “junior” company has been disclosed in the appropriate places in the Prospectus.

Comment 13

In the next to last paragraph on page 15, please provide the number of index components. A range is acceptable. This comment applies to all Funds. Note that the draft 485(b) filing recently provided to the SEC staff only provided the range for three of the five Funds.

Ryan Sutcliffe, Esq.

January 12, 2023

Response

Each Fund’s Prospectus has been revised to contain a range of the index components.

Comment 14

Please disclose in the “Principal Risks of Investing in the Fund” section of each Prospectus that purchases and redemptions of creation units primarily with cash rather than in-kind may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses. Please disclose that these costs could be imposed on the ETF and decrease the ETF’s NAV, if not offset by a transaction fee, payable by an authorized participant. This comment applies to all Funds.

Response

The requested additional disclosures has been moved from the Frequent Purchases and Redemptions section to the “Principal Risks of Investing in the Fund” section of each Fund’s Prospectus.

Comment 17

For each of the “Miner” named ETFs, please explain how utilizing an index for 80% names rule purposes that includes companies “engaging in other non-mining activities that support the mining industry” is consistent with the term miner and is not misleading.

Response

See response to Comment 9.b. The phrase “engaging in other non-mining activities that support the mining industry” has been deleted in each Fund’s Prospectus.

Comment 19

Under Geographic Investment Risk, revise Australian investment risk because it talks about the Philippines.

Response

All references to the Philippines including the Philippines economy have been deleted in paragraphs describing Australian investment risks.

Comment 22

Please review the language at the top of page 25 and revise for consistency. This comment is relevant to several Funds.

Response

The requested correction related to “Investments in Affiliated Funds” to the disclosures has been made for consistency. Please see the attached redlined Prospectus for revisions. Note that this section is applicable only for certain Funds but not all Funds.

Ryan Sutcliffe, Esq.

January 12, 2023

Statement of Additional information

Comment 23

Please explain how the non-fundamental policy interacts with the non-mining aspect of the indexes above. Please also point out to the staff where mining company is defined in each Fund’s prospectus.

Response

The non-fundamental policy has been revised as follows:

Each Fund as set forth in its Prospectus may not change without providing 60 days prior notice to shareholders its investment strategy to invest, under normal circumstances, at least 80% of its net assets, exclusive of collateral held for securities lending, plus the amount of any borrowings for investment purposes, in securities that comprise its respective underlying index (as described below) or in to-be-announced transactions and depositary receipts representing securities comprising the underlying index (or, if depositary receipts themselves are index securities, the underlying securities in respect of such depositary receipts):

Sprott Energy Transition Materials ETF Underlying Index: The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets from (i) mining, exploration, development, production, recycling, refining, or smelting of energy transition materials; and/or (ii) securities that invest all or a significant portion of their assets in energy transition materials, own energy transition materials royalties, or engage in trading energy transition materials.

Sprott Junior Copper Miners ETF Underlying Index: The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets to (i) mining, exploration, development, and production.

Sprott Nickel Miners ETF Underlying Index: The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets from (i) mining, exploration, development, or production of nickel; and/or (ii) securities that invest all or a significant portion of their assets in physical nickel, own nickel royalties, or engage in trading nickel.

Sprott Lithium Miners ETF Underlying Index: The Index is designed to track the performance of companies that derive at least 50%of their revenue and/or assets to (i) mining, exploration, development, or production of lithium.

Sprott Junior Uranium Miners ETF Underlying Index: The Index is designed to track the performance of companies that derive at least 50% of their revenue and/or assets to (i) mining, exploration, development, and production of uranium; and/or (ii) owning uranium royalties or engages in trading uranium.

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Ryan Sutcliffe, Esq.

January 12, 2023

If you have any questions or additional comments, please call the undersigned at 202-973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Steven Schoffstall
Sprott Asset Management LP

Ryan Sutcliffe, Esq.

January 12, 2023

APPENDIX

December 23, 2022 Draft Response Letter